SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit     Description
No.1        Further re Director/PDMR Shareholding released on 15 March 2006

Exhibit No.1

                              THE RANK GROUP Plc

                        DIRECTORS' DEALING - AMENDMENT

The following amendment has been made to the Director Shareholding announcement released on 10 March 2006.

Mr Boden's restricted award under the Company's 2005 Long Term Incentive Plan should have been 92,542 Ordinary shares and not 154,237 Ordinary shares as previously stated.


All other details remain unchanged.


                                    -ends-

Enquiries:

The Rank Group Plc
Pamela Coles - Company Secretary
020 7706 1111

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 March 2006

                                                By:____P M Coles_____

                                                Name:  P M Coles

                                                Title: Company Secretary